Exhibit 99.1

PRESS RELEASE

Magic Software Reports Third quarter 2025 Financial Results with Record-Braking Revenues of $161.7$ million – a 13.1% Year Over Year Increase.

Operating income for the third quarter increased 13.6% year over year to a third quarter record-braking result of $17.1 million; Non-GAAP operating income for the third quarter increased by 8.1% year over year to a third quarter record-breaking $19.9 million

Or Yehuda, Israel, November 18, 2025 – Magic Software Enterprises Ltd. (NASDAQ and TASE: MGIC) (“the Company”), a global provider of IT consulting services and end-to-end integration and application development platforms solutions, announced today its financial results for the third quarter and first nine months ended September 30, 2025.

Summary Results for the Third quarter 2025 (USD in millions, except per share data)

	GAAP			Non-GAAP
	Q3 2025	Q3 2024	% Change	Q3 2025	Q3 2024	% Change
Revenues	$161.7	$143.0	13.1%	$161.7	$143.0	13.1%
Gross profit	$44.2	$39.7	11.4%	$45.5	$41.0	10.8%
Gross margin	27.3%	27.8%	(50) bps	28.1%	28.7%	(60) bps
Operating income	$17.1	$15.1	13.6%	$19.9	$18.5	8.1%
Operating margin	10.6%	10.5%	10 bps	12.3%	12.9%	(60) bps
Net income (*)	$9.9	$8.4	17.0%	$12.3	$11.1	10.2%
Diluted EPS	$0.20	$0.17	17.6%	$0.25	$0.23	8.7%

(*)	Attributable to Magic Software’s shareholders.

Financial Highlights for the Third Months Ended September 30, 2025

●	Revenues for the third quarter of 2025 increased by 13.1% to a record-breaking $161.7 million, compared to $143.0 million in the same period of the previous year. Revenues from our Israeli operations totaled $75.6 million, an increase of 16.8% compared to $64.7 million in the same period last year, overcoming a decrease of approximately 3.9% in working hours compared to the same period of the previous year. Revenues from our North American operations totaled $67.1 million, an increase of 13.2% compared to $59.3 million in the same period last year.

●	Operating income for the third quarter of 2025 increased by 13.6% to a record-breaking $17.1 million, with 86% organic, compared to $15.1 million in the same period of the previous year.

●	Non-GAAP operating income for the third quarter of 2025 increased by 8.1% to a record-breaking $19.9 million, compared to $18.5 million in the same period of the previous year.

●	Net income attributable to Magic Software’s shareholders for the third quarter of 2025 increased by 17.0% to $9.9 million, or $0.20 per fully diluted share, compared to $8.4 million, or $0.17 per fully diluted share, in the same period of the previous year.

●	Non-GAAP net income attributable to Magic Software’s shareholders for the third quarter of 2025 increased by 10.2% to $12.3 million, or $0.25 per fully diluted share, compared to $11.1 million, or $0.23 per fully diluted share, in the same period of the previous year.

Summary Results for the Nine Months of 2025 (USD in millions, except per share data)

	GAAP			Non-GAAP
	Nine months ended September 30,			Nine months ended September 30,
	2025	2024	% Change	2025	2024	% Change
Revenues	$460.6	$409.9	12.4%	$460.6	$409.9	12.4%
Gross Profit	$127.2	$115.2	10.4%	$131.0	$119.4	9.7%
Gross Margin	27.6%	28.1%	(50) bps	28.4%	29.1%	(70) bps
Operating Income	$48.5	$44.5	8.9%	$57.0	$54.8	4.0%
Operating Margin	10.5%	10.9%	(40) bps	12.4%	13.4%	(100) bps
Net Income (*)	$29.3	$26.3	11.4%	$37.2	$34.1	9.1%
Diluted EPS	$0.60	$0.53	13.2%	$0.76	$0.69	9.1%

(*)	Attributable to Magic Software’s shareholders.

Financial Highlights for the Nine Months Ended September 30, 2025

●	Revenues for the nine-months period ended September 30, 2025 increased by 12.4% to a record breaking $460.6 million compared to $409.9 million in the same period of the previous year. Revenues from our Israeli operations for the nine-month period ended September 30, 2025 totaled $214.8 million, an increase of 18.1% compared to $181.9 million in the same period last year. Revenues from our North American operations totaled $187.2 million, an increase of 9.8% compared to $170.5 million in the same period last year.

●	Operating income for the nine-months ended September 30, 2025 increased by 8.9% to a record breaking $48.5 million compared to $44.5 million in the same period of the previous year.

●	Non-GAAP operating income for the nine-months ended September 30, 2025 increased by 4.0% to a record breaking $57.0 million compared to $54.8 million in the same period of the previous year.

●	Net income attributable to Magic Software’s shareholders for the nine-month period ended September 30, 2025, increased by 11.4% to $29.3 million, or $0.60 per fully diluted share, compared to $26.3 million, or $0.53 per fully diluted share, in the same period last year.

●	Non-GAAP net income attributable to Magic Software’s shareholders for the nine-months period ended September 30, 2025, increased by 9.1% to $37.2 million, or $0.76 per fully diluted share, compared to $34.1 million, or $0.69 per fully diluted share, in the same period last year.

●	Cash flow from operating activities for the nine-months period ended September 30, 2025 amounted to $40.6 million compared to $49.1 million in the same period last year.

●	As of September 30, 2025, Magic’s cash, cash equivalents and short-term bank deposits amounted to $103.3 million.

●

Magic hereby revises its full-year 2025 revenue guidance, increasing the previous estimate of $600 million to $610 million to a revised range of $610 million to $620 million, (based on current currency exchange rates). This updated guidance reflects our sustained operational momentum and favorable outlook for the fourth quarter of 2025, representing an anticipated annual revenue growth rate of approximately 10.4% to 12.2% as compared to the prior fiscal year.

Declaration of Dividend for the Third Quarter of 2025

In accordance with its dividend distribution policy, the Company’s board of directors declared a quarterly cash dividend in an amount of 15.1 cents per share and in an aggregate amount of approximately $7.4 million, reflecting approximately 75% of its distributable profits for period.

The dividend is payable on December 30, 2025, to all of the Company’s shareholders of record at the close of trading on the NASDAQ Global Select Market on December 15, 2025.

In accordance with Israeli tax law, the dividend is subject to withholding tax at source at the rate of 30% (if the recipient of the dividend is at the time of distribution or was at any time during the preceding 12-month period the holder of 10% or more of the Company’s share capital) or 25% (for all other dividend recipients) of the dividend amount payable to each shareholder of record, subject to applicable exemptions.

The dividend will be paid in US dollars on the ordinary shares of Magic Software Enterprises that are traded both on the Tel Aviv Stock Exchange and the NASDAQ Global Select Market.

Guy Bernstein, Chief Executive Officer of Magic Software, said: “Magic Software delivered a record breaking third quarter and nine-months period performance. We achieved all-time highs in revenues, gross profit and operating income, while continuing to strengthen our operational foundations and expand our strategic footprint in key markets, including the United States, where momentum remains robust. Our results of operations demonstrate our strong position in the IT market along with the sustained demand for our digital, AI-driven and cloud transformation solutions, combined with disciplined execution across the organization. With the recently announced definitive agreement and plan of Merger signed with Matrix I.T., we are entering an exciting new phase in Magic’s evolution. This combination brings together two highly complementary companies, enhancing our scale, market reach and technological depth. We believe the merged organization will be even better positioned to capture the growing global demand for innovative digital and data-driven solutions. As we progress toward shareholder approval, we remain focused on delivering consistent performance and creating long-term value for our customers, employees and shareholders.

Non-GAAP Financial Measures

This press release contains the following non-GAAP financial measures: non-GAAP gross profit, non-GAAP operating income, non-GAAP net income attributable to Magic Software’s shareholders and non-GAAP basic and diluted earnings per share.

Magic Software believes that these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Magic Software’s financial condition and results of operations. Magic Software’s management uses these non-GAAP measures to compare the Company’s performance to that of prior periods for trend analyses, for purposes of determining executive and senior management incentive compensation and for budgeting and planning purposes. These measures are used in financial reports prepared for management and in quarterly financial reports presented to the Company’s board of directors. The Company believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing the Company’s financial measures with other software companies, many of which present similar non-GAAP financial measures to investors.

Management of the Company does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in the Company’s financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgment by management about which expenses and income are excluded or included in determining these non-GAAP financial measures. In order to compensate for these limitations, management presents non-GAAP financial measures together with GAAP results. Magic Software urges investors to review the reconciliation of its non-GAAP financial measures to the comparable GAAP financial measures, which it includes in press releases announcing quarterly financial results, including this press release, and not to rely on any single financial measure to evaluate the Company’s business.

Non-GAAP measures used in this press release are included in the financial tables of this release. These non-GAAP measures exclude the following items:

●	Amortization of purchased intangible assets and other related costs;

●	In-process research and development capitalization and amortization;

●	Cost of share-based payment;

●	Costs related to acquisition of new businesses;

●	The related tax, non-controlling interests’ effects of the above items;

●	Change in valuation of contingent consideration related to acquisitions;

●	Change in deferred tax assets on carry forward tax losses.

Reconciliation of the most comparable GAAP financial measures to the non-GAAP financial measures used in this press release are included in the financial tables of this release.

About Magic Software Enterprises

Magic Software Enterprises Ltd. (NASDAQ and TASE: MGIC) is a global provider of end-to-end integration and application development platforms solutions and IT consulting services.

For more information, visit www.magicsoftware.com.

Forward Looking Statements

Some of the statements in this press release may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities and Exchange Act of 1934 and the United States Private Securities Litigation Reform Act of 1995. Words such as “will,” “look forward”, “expect,” “believe,” “guidance” and similar expressions are used to identify these forward-looking statements (although not all forward-looking statements include such words). These forward-looking statements, which may include, without limitation, projections regarding our future performance and financial condition, are made based on management’s current views and assumptions with respect to future events. Any forward-looking statement is not a guarantee of future performance and actual results could differ materially from those contained in the forward-looking statement. These statements speak only as of the date they were made, and we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We operate in a changing environment. New risks emerge from time to time and it is not possible for us to predict all risks that may affect us. For more information regarding these risks and uncertainties as well as certain additional risks that we face, you should refer to the Risk Factors detailed in our Annual Report on Form 20-F for the year ended December 31, 2024, which filed on May 14, 2025, and subsequent reports and filings made from time to time with the Securities and Exchange Commission.

Magic® is a registered trademark of Magic Software Enterprises Ltd. All other product and company names mentioned herein are for identification purposes only and are the property of, and might be trademarks of, their respective owners.

Press Contact:

Ronen Platkevitz

Magic Software Enterprises

ir@magicsoftware.com

MAGIC SOFTWARE ENTERPRISES LTD.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
U.S. Dollars in thousands (except per share data)

	Three months ended		Nine months ended
	September 30,		September 30,
	2025	2024	2025	2024
	Unaudited		Unaudited
Revenues	$161,656	$142,968	$460,634	$409,938
Cost of Revenues	117,449	103,287	333,422	294,715
Gross profit	44,207	39,681	127,212	115,223
Research and development, net	3,172	3,033	9,844	8,673
Selling, marketing and general and administrative expenses	23,920	21,577	68,866	62,013
Total operating expenses	27,092	24,610	78,710	70,686
Operating income	17,115	15,071	48,502	44,537
Financial expenses, net	(1,698)	(1,364)	(3,488)	(4,243)
Income before taxes on income	15,417	13,707	45,014	40,294
Taxes on income	3,464	3,273	9,700	9,042
Net income	$11,953	$10,434	$35,314	$31,252
Share of loss of companies accounted for at equity, net	-	(119)	(292)	(268)
Net income attributable to non-controlling interests	(2,090)	(1,884)	(5,763)	(4,723)
Net income attributable to Magic’s shareholders	$9,863	$8,431	$29,259	$26,261

Weighted average number of shares used in computing net earnings per share

Basic	49,099	49,099	49,099	49,099

Diluted	49,099	49,099	49,099	49,099

Basic and diluted earnings per share attributable to Magic’s shareholders	$0.20	$0.17	$0.60	$0.53

MAGIC SOFTWARE ENTERPRISES LTD.
RECONCILIATION OF GAAP AND NON-GAAP RESULTS
U.S. Dollars in thousands (except per share data)

	Three months ended		Nine months ended
	September 30,		September 30,
	2025	2024	2025	2024
	Unaudited		Unaudited

GAAP gross profit	$44,207	$39,681	$127,212	$115,223
Amortization of capitalized software and acquired technology	908	1,031	2,771	3,265
Amortization of other intangible assets	341	311	990	935
Non-GAAP gross profit	$45,456	$41,023	$130,973	$119,423

GAAP operating income	$17,115	$15,071	$48,502	$44,537
Gross profit adjustments	1,249	1,342	3,761	4,200
Amortization of other intangible assets	2,059	1,994	6,027	5,591
Increase in valuation of contingent consideration related to acquisitions	-	221	-	648
Capitalization of software development	(707)	(724)	(1,693)	(2,207)
Costs related to acquisitions	177	32	324	334
Cost of share-based payment	53	521	90	1,716
Non-GAAP operating income	$19,946	$18,457	$57,011	$54,819

GAAP net income attributable to Magic’s shareholders	$9,863	$8,431	$29,259	$26,261
Operating income adjustments	2,831	3,386	8,509	10,282
Amortization expenses attributed to non-controlling interests and redeemable non-controlling interests	(304)	(466)	(823)	(1,314)
Changes in unsettled fair value of contingent consideration related to acquisitions	38	66	577	232
Deferred taxes on the above items	(159)	(286)	(325)	(1,351)
Non-GAAP net income attributable to Magic’s shareholders	$12,269	$11,131	$37,197	$34,110

Non-GAAP basic and diluted net earnings per share	$0.25	$0.23	$0.76	$0.69
Weighted average number of shares used in computing basic net earnings per share	49,099	49,099	49,099	49,099
Weighted average number of shares used in computing diluted net earnings per share	49,099	49,099	49,099	49,099

Summary of Non-GAAP Financial Information
 U.S. Dollars in thousands (except per share data)

	Three months ended				Nine months ended
	September 30,				September 30,
	2025		2024		2025		2024
	Unaudited		Unaudited		Unaudited		Unaudited

Revenues	$161,656	100%	$142,968	100%	$460,634	100%	$409,938	100%
Gross profit	45,456	28.1%	41,023	28.7%	130,973	28.4%	119,423	29.1%
Operating income	19,946	12.3%	18,457	12.9%	57,011	12.4%	54,819	13.4%
Net income attributable to Magic’s shareholders	12,269	7.6%	11,131	7.8%	37,197	8.1%	34,110	8.3%
Basic and diluted earnings per share	$0.25		$0.23		$0.76		$0.69

MAGIC SOFTWARE ENTERPRISES LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. Dollars in thousands

	September 30,	December 31,
	2025	2024
	Unaudited

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$103,303	$112,779
Short-term bank deposits	2	51
Trade receivables, net	160,527	139,816
Other accounts receivable and prepaid expenses	21,345	23,553
Total current assets	285,177	276,199

LONG-TERM ASSETS:
Deferred tax assets	5,538	4,895
Right-of-use assets	24,255	24,707
Other long-term receivables and Investments in companies accounted for at equity	10,926	9,261
Property and equipment, net	8,213	7,467
Intangible assets and goodwill, net	225,697	217,802
Total long term assets	274,629	264,132

TOTAL ASSETS	$559,806	$540,331

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Short-term debt	$34,866	$23,187
Trade payables	34,594	28,753
Dividend payable to Magic Software shareholders	14,533	11,587
Accrued expenses and other accounts payable	59,258	58,209
Current maturities of lease liabilities	4,239	4,818
Liability in respect of business combinations	4,318	2,654
Put options for non-controlling interests	22,837	20,066
Deferred revenues and customer advances	18,120	21,031
Total current liabilities	192,765	170,305

LONG TERM LIABILITIES:
Long-term debt	34,339	36,107
Deferred tax liability	8,015	7,848
Long-term lease liabilities	22,441	22,040
Long-term liability in respect of business combinations	-	1,781
Employee benefit liabilities	1,419	1,181
Total long term liabilities	66,214	68,957

EQUITY:
Magic Software Enterprises shareholders’ equity	276,037	277,190
Non-controlling interests	24,790	23,879
Total equity	300,827	301,069

TOTAL LIABILITIES AND EQUITY	$559,806	$540,331

MAGIC SOFTWARE ENTERPRISES LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. Dollars in thousands

	Nine months ended September 30,
	2025	2024
	Unaudited	Unaudited
Cash flows from operating activities:

Net income	$35,022	$30,984
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	15,910	15,370
Cost of share-based payment	90	1,270
Change in deferred taxes, net	(265)	(1,965)
Capital gain on sale of fixed assets	(19)	(26)
Change in value of financial assets measured at fair value through profit or loss	71	-
Effect of exchange rate on of cash and cash equivalents held in currencies other than the functional currency	(1,499)	81
Changes in value of short-term and long-term loans from banks and others and deposits, net	(191)	(682)
Working capital adjustments:
Trade receivables	(9,469)	(8,746)
Other current and long-term accounts receivable	1,578	(24)
Trade payables	3,390	(201)
Accrued expenses and other accounts payable	350	7,292
Deferred revenues	(4,339)	5,767
Net cash provided by operating activities	40,629	49,120

Cash flows from investing activities:

Capitalized software development costs	(1,694)	(2,207)
Purchase of property and equipment	(1,320)	(1,000)
Cash paid in conjunction with deferred payments and contingent liabilities related to business combinations	(1,828)	(11,844)
Payments for business acquisitions, net of cash acquired	(3,614)	(7,553)
Proceeds from sale of property and equipment	47	42
Proceeds from sale (purchase) of financial assets, net	163	1,121
Change in short-term and long-term deposits	70	(276)
Investment in a company accounted for at equity	-	(198)
Net cash used in investing activities	(8,176)	(21,915)

Cash flows from financing activities:

Proceeds from sale of non-controlling interest	-	174
Dividend paid to Magic’s shareholders	(27,642)	(10,016)
Dividend paid to non-controlling interests	(7,429)	(4,966)
Repayment of lease liabilities	(4,813)	(4,443)
Purchase of non-controlling interest	(13,822)	(314)
Receipt of short-term and long-term loans from banks and others	26,376	12,601
Repayment of short-term and long-term loans	(20,854)	(26,769)
Net cash (used in) provided by financing activities	(48,184)	(33,733)

Effect of exchange rate changes on cash and cash equivalents	6,255	(472)

Increase (decrease) in cash and cash equivalents	(9,476)	(7,001)
Cash and cash equivalents at the beginning of the period	112,779	105,943
Cash and cash equivalents at end of the period	$103,303	$98,942